# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paramount Gold Nevada Corp., CIK 0001629210
CUSIP: 69924M109
Title of class of securities: Common Stock, par value US$ 0.01 per share
Address of issuer's principal executive offices: 665 Anderson Street, Winnemucca, Nevada (NV), 89445
Date of event which requires filing of this statement: 06/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001678258

## Reporting persons
- BUCKINGHAM CHARITABLE FOUNDATION: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,901,310; sole dispositive power 0; shared dispositive power 3,901,310; aggregate amount beneficially owned 3,901,310 (5.43% of the class)
- FCMI PARENT CO.: type of reporting person: corporation (CO); citizenship or place of organization: Nova Scotia Canada (A5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,791,000; sole dispositive power 0; shared dispositive power 5,791,000; aggregate amount beneficially owned 5,791,000 (8.06% of the class)
- ALBERT FRIEDBERG: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,692,310; sole dispositive power 0; shared dispositive power 9,692,310; aggregate amount beneficially owned 9,692,310 (13.49% of the class)

## Item 1. Issuer
Name of issuer: Paramount Gold Nevada Corp.
Address of issuer's principal executive offices: 665 Anderson Street Winnemucca, NV 89445

## Item 2. Person Filing
Name of person filing:
FCMI Parent Co.
Buckingham Charitable Foundation
Albert Friedberg
Address of principal business office or, if none, residence:
For: FCMI Parent Co. and Albert Friedberg
220 Bay Street Suite 600
Toronto, Ontario M5J 2W4
Canada

For: Buckingham Charitable Foundation
467 Lytton Blvd
Toronto, Ontario M5N 1S5
Canada
Citizenship:
FCMI Parent Co.: Organized under the law of Nova Scotia, Canada.
Buckingham Charitable Foundation: Canadian registered trust.
Albert Friedberg: Citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FCMI Parent Co.: 5,791,000
Buckingham Charitable Foundation: 3,901,310
Albert Friedberg: 9,692,310
Percent of class:
FCMI Parent Co.: 8.06%
Buckingham Charitable Foundation: 5.43%
Albert Friedberg: 13.49%

Percentage beneficial ownership is based on 71,865,150 shares outstanding, including 71,449,150 shares reported as outstanding as of May 9, 2025 by the registrant in its Form 10-Q for the period ended March 31, 2025 filed on May 12, 2025 and the 416,000 newly issued shares sold by the registrant to FCMI Parent on June 13, 2025.
Shared power to vote or to direct the vote:
FCMI Parent Co.: 5,791,000
Buckingham Charitable Foundation: 3,901,310(1)
Albert Friedberg: 9,692,310(2)

(1) Consists of 3,901,310 shares owned directly by the Buckingham Charitable Foundation, a Canadian registered charity of which Mr. Albert Friedberg is a trustee.
(2) Mr. Friedberg, directly and through his control over FCMI Parent Co. and through his position as trustee of the Buckingham Charitable Foundation, may be considered the ultimate beneficial owner of all of the Common Stock beneficially owned by FCMI Parent Co. and by the Buckingham Charitable Foundation.
Shared power to dispose or to direct the disposition:
FCMI Parent Co.: 5,791,000
Buckingham Charitable Foundation: 3,901,310(1)
Albert Friedberg: 9,692,310(2)

(1) Consists of 3,901,310 shares owned directly by the Buckingham Charitable Foundation, a Canadian registered charity of which Mr. Albert Friedberg is a trustee.
(2) Mr. Friedberg, directly and through his control over FCMI Parent Co. and through his position as trustee of the Buckingham Charitable Foundation, may be considered the ultimate beneficial owner of all of the Common Stock beneficially owned by FCMI Parent Co. and by the Buckingham Charitable Foundation.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BUCKINGHAM CHARITABLE FOUNDATION: /s/ Albert D. Friedberg, Albert D. Friedberg, Trustee (06/17/2025)
- FCMI PARENT CO.: /s/ Dan Scheiner, Dan Scheiner, Vice President (06/17/2025)
- ALBERT FRIEDBERG: /s/ Albert D. Friedberg, Albert D. Friedberg (06/17/2025)